EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

ABS LONG/SHORT STRATEGIES FUND
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$59,928,098	$0.0001476	$8,845.39
Fees Previously Paid	-		-
Total Transaction Valuation	$59,928,098
Total Fees Due for Filing			$8,845.39
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$8,845.39